Daniel L. Thobe Corporate Controller 1065 Woodman Drive Dayton, OH 45432 dan.thobe@dplinc.com (937) 259-7905 (direct) (937) 259-7813 (fax)

March 3, 2005

Faxed to (202) 942-9648

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:                                         James Allegretto and Sarah Goldberg

Re:                               DPL Inc.
The Dayton Power and Light Company

Form 10-Ks for the fiscal year ended December 31, 2003

Filed November 5, 2004

Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004

File Nos. 1-9052
1-2385

Ladies and Gentlemen:

Please find our response to the comment letter to James V. Mahoney dated February 17, 2005 from the staff of the Commission.

The numbered paragraphs below set forth the staff’s comments together with our response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Annual Reports.

Consolidated Statement of Cash Flows, page 43

1.              Please explain your basis under GAAP for classifying investments with maturities between three months and one year as cash on your statement of cash flows.  Specifically tell us how this treatment complies with paragraphs 7-10 of SFAS 95.

Response:  On the Company’s 2003 Consolidated Statement of Cash Flows and Consolidated Balance Sheet, the description of cash is “Cash and Temporary Cash Investments.”  In Note 1 “Summary of Significant Accounting Policies and Overview”, cash is defined as “cash, cash equivalents and short-term investments” and continues by defining “investments with maturities of three months or less” as cash equivalents and “investments with maturities of less than one year” as short-term.

Included in the December 31, 2003 cash balance was $100.0 million identified in Note 3 “Supplemental Financial Information” as short-term investments which was included in the total cash of $337.6 million contained in the Consolidated Statement of Cash Flows and Consolidated Balance Sheet.  There were no amounts identified as short-term investments for 2002.

The Company has reviewed the nature of the $100.0 million classified as short-term investments and concluded those amounts were invested in short-term, highly liquid money market accounts, primarily accumulated to pay down a significant debt payment scheduled in April 2004.  SFAS 95, paragraph 8 defines cash equivalents as “short-term, highly liquid investments that are both a) readily convertible to known amounts of cash, and b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.  Generally, only investments with original maturities of three months or less qualify under that definition.”  These short-term investments therefore qualify as cash equivalents.  The Company concluded that it is appropriate to include that amount as cash and cash equivalents in the consolidated financial statements.

This conclusion is based on the following:

•                              The amounts identified as short-term investments as of December 31, 2003 were invested in highly liquid money market accounts, and

•                              Those short-term investments were readily convertible to cash and represented insignificant risk of changes in value.

However, the Company has determined that in future filings its definition of cash and cash equivalents should be changed prospectively to add clarity to what the Company defines as cash and cash equivalents, and the Company also will prospectively eliminate the supplemental cash analysis included in the Form 10-K Note 3 for 2003 as it is no longer necessary.

The prospective definition of cash to be included prospectively in Note 1 “Summary of Significant Accounting Policies and Overview” will read:

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, which approximates fair value. All highly liquid short-term investments with original maturities of three months or less are considered cash equivalents.

Note 1. Summary of Significant Accounting Policies and Overview

Financial Instruments, page 52

2.              We note that the private equity funds in which you own a limited partnership interest and which you account for under the equity method incurred a net loss of $359 million for the twelve months ended September 30, 2003.  Based on your ownership interest, please supplementally reconcile this loss to the investment loss of $6.6 million for equity method investments you reported on page 52.  Further, we assume the private equity funds’ financial information as of December 31, 2003 was available to you when you filed your Form 10-K in November 2004.  As such, please explain your rationale in using September 30, 2003 financial information as opposed to December 31, 2003 information.  We may have further comment.

Response:

1) Please see the following supplemental reconciliation:

Equity Fund Reconciliation ($ in millions):

Total Private Equity Funds’ Net Loss - December 31, 2003 10 K:	$(359)

MVE’s proportional share calculated:	(23.4)

Timing differences related to one-quarter reporting lag (a):	16.8

Net loss as reported in the December 31, 2003 10-K :	$(6.6)

(a) - The timing differences primarily relate to impairment provisions recognized on DPL’s books in 2002 that were not recognized on the General Partner’s books until 2003.

2) The financial information provided quarterly by the General Partners is received by the Company in the following quarter, resulting in the Company recording the private equity fund results on a one quarter lag.  For example, the General Partner’s financial results for June 30, 2003, were recorded in the Company’s financial records at September 30, 2003.  Therefore, the Company’s policy has been to record the financial results of the private equity funds on a one quarter lag due to this delay in receiving the funds’ results.  Due to the unforeseen delays in filing the Company’s 2003 Form 10-K, the Company acknowledges it had available at the filing date the December 31, 2003 year-end private equity funds’ financial information from the General Partner’s. However, the Company elected not to disclose or record these fourth quarter results in the 2003 10-K, since that disclosure or related accounting entry would produce inconsistent comparisons with future period disclosures, along with inconsistent comparisons with past and future financial results.  For example, had the fourth quarter 2003 financial results of the private equity funds been recorded in the fourth quarter of 2003, the financial results of 2003 would have reflected five quarters’ activity, the financial results of 2002 would have reflected four quarters’ activity, and the financial results of 2004 would reflect three quarters’ activity.

Note 13. Business Segment Reporting, page 76

3.              In response to our comment letter dated June 27, 2003, you stated that the activities of DPL Energy, LLC, are not considered to be an operating segment as defined by SFAS 131.  However, we note that other utilities within your jurisdiction separate their business into regulated and competitive energy services segments.  As such, we are unclear as to why the majority of your peers jurisdictionally and nationally consider each business to be an operating segment as defined in paragraph 10 of SFAS 131 and you do not.  Please address each of the sub-paragraphs of the above cite in explaining the business reason(s) for the disparate treatment.  In doing so, please specifically explain how management evaluates the profitability of DPL Energy, LLC.  Finally, please cite examples of other utilities that include competitive energy services businesses and regulated utility operations within one segment.

Response:  DPL Energy, LLC (DPLE) is a subsidiary of DPL Inc. that engages in the operation of gas-fired electric generation facilities known as peaking units (designed for servicing electric loads during periods of high demand).  DPL Inc.’s (the Company’s) principal utility subsidiary, The Dayton Power and Light Company (DP&L), also engages in the operation of peaking units and marketing of wholesale energy, in addition to providing coal-based generation and regulated electric transmission and distribution services.

SFAS 131, paragraph 10 defines an operating segment as:  “An operating segment is a component of an enterprise:”

a.              “That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),”

The Company believes that DPLE and the Company’s generation, regulated transmission and regulated distribution businesses engage in business activities earning revenues and incurring expenses and therefore meets the definition of an operating segment under this sub-paragraph.

b.              “Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and,”

The Company’s chief operating decision maker (the CEO) receives a monthly internal management financial package consisting of over 40 pages of financial data, including detailed variance analyses of expenses by department.  Revenues are analyzed by the following categories:  retail, wholesale and other.  Retail is further analyzed by type of retail customer (e.g., residential, commercial, industrial, etc.).  Wholesale is considered an integral element in the efficient operation of an electric utility so that the Company’s capacity can be effectively utilized.  Revenues are not analyzed at the DPLE, generation, regulated transmission or regulated distribution levels.  Income statement, cash flows and balance sheet financial data are presented only on a consolidated basis.  Separate operating results are not presented in the monthly internal financial package for DPLE, retail, wholesale, generation, regulated transmission and regulated distribution activities. The CEO makes decisions about resource allocation and assesses total performance on an integrated basis; however, the CEO does assess individual departments’ cost performance to budget and prior year for cost containment and control.

Since the Company’s CEO does not receive or review operating results specifically for DPLE, generation, regulated transmission or regulated distribution activities, the Company believes none of those activities would be considered separate segments under this sub-paragraph.

c.               “For which discrete financial information is available.”

As a utility operating in the state of Ohio, all of DPL’s electric generation activities are considered “unregulated”, while its electric transmission and distribution activities are considered “regulated”.  However, as discussed above, DPL’s management generally views the business as an integrated utility, and does not routinely monitor regulated earnings versus non-regulated earnings.  As such, generation activities are viewed as a cost of providing energy to DPL’s customers. As indicated above, the Company does not separate the operating results of DPLE, generation, regulated transmission or regulated distribution activities in its monthly internal financial package.  However, with a new management team and an ever-evolving business, the Company may re-assess its internal reporting and alter its reports at any time.  The Company will continue to monitor its activities and, upon an appropriate change in reporting or structure, will disclose any new operating segment at that time.  At this time, the Company does not believe DPLE, generation, regulated transmission or regulated distribution would be considered separate operating segments under this sub-paragraph.

Unlike the business models used by some other utilities, DPL’s electric generation is used first and foremost to service the customers within its service territory.  Only after its base load is satisfied, does the Company sell remaining generation into the wholesale energy market.  Unlike some other companies in the industry, DPL does not devote large resources toward purchasing and selling wholesale energy, but rather only sells excess electricity produced from its coal-based and gas-fired generating facilities when economically advantageous.  In 2003, wholesale revenues accounted for $159.3 million or 13% of total revenues.  The Company integrates wholesale sales information directly into internal reporting in the same manner as industrial, commercial, and residential revenue classifications.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to the staff’s comments. Any assistance you can provide in obtaining an expeditious review of this response letter would be greatly appreciated.

Should you have any questions relating to these responses, please call Daniel Thobe at (937) 259-7905.

Respectfully submitted,

/s/ Daniel L. Thobe